                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          For the month of August 2002

                                    001-14832
                            (COMMISSION FILE NUMBER)

-------------------------------------------------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

-------------------------------------------------------------------------------

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F   X                           Form 40-F ______
                       -----

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes _____                                 No   X
                                                               -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

-------------------------------------------------------------------------------

                                 CELESTICA INC.
                                    FORM 6-K
                              MONTH OF AUGUST 2002


Filed with this Form 6-K is the following:


         Confirmation by Computershare Trust Company of Canada of the mailing of Celestica Inc.'s second quarter results to all of Celestica Inc.'s shareholders of record dated August 6, 2002.


EXHIBITS

99.1  -  Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                       CELESTICA INC.



Date:    August 13, 2002               By: /s/ Graham Thouret
                                          -----------------------------------
                                          Graham Thouret
                                          Vice President & Treasurer

                                  EXHIBIT INDEX

         99.1   -          Confirmation of Mailing